

July 25, 2022

Huisen Wang
Chief Executive Officer
Huadi International Group Co., Ltd.
No. 1688 Tianzhong Street
Longwan District
Wenzhou, Zhejiang Province
People's Republic of China 325025

> **Re: Huadi International Group Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended September 30, 2021**
> **Filed February 2, 2022**
> **File No. 001-39904**

Dear Mr. Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing